UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               HMS HOLDINGS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40425J101
                                 (CUSIP Number)

                                DANIEL T. HEANEY
                             CHIEF FINANCIAL OFFICER
                          PUBLIC CONSULTING GROUP, INC.
                          148 STATE STREET, TENTH FLOOR
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 426-2026
                               ------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               SEPTEMBER 14, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (ssss) 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (ss) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 40425J101
--------------------------------------------------------------------------------
1.                 Names of Reporting Persons.
                   I.R.S. Identification Nos.of above persons (entities only)

                   PUBLIC CONSULTING GROUP, INC. (04-2942913)
--------------------------------------------------------------------------------
2.                 Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                        _
                   (a) [_]

                   (b) [X]
--------------------------------------------------------------------------------
3.                 SEC Use Only

--------------------------------------------------------------------------------
4.                 Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------
5.                 Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)
                    _
                   [_]
--------------------------------------------------------------------------------
6.                 Citizenship or Place of Organization
                   MASSACHUSETTS
--------------------------------------------------------------------------------
Number of          7.    0             Sole Voting Power
                   -------------------------------------------------------------
Shares Bene-       8.    749,800       Shared Voting Power
                   -------------------------------------------------------------
ficially Owned     9.    0             Sole Dispositive Power
                   -------------------------------------------------------------
by Each Reporting
Person With        10.   749,800       Shared Dispositive Power
--------------------------------------------------------------------------------
11.                Aggregate Amount Beneficially Owned by Each Reporting Person:
                   749,800
--------------------------------------------------------------------------------
12.                Check if  the  Aggregate  Amount in Row (11) Excludes Certain
                   Shares (See Instructions)[_]
--------------------------------------------------------------------------------
13.                Percent of Class Represented by Amount in Row (11): 3.2% (SEE
                   NOTE 1)
--------------------------------------------------------------------------------
14.                Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

NOTE 1: This percentage assumes 23,581,243 shares of common stock outstanding as of August 7, 2007, as disclosed in the Company's most recent Quarterly Report on Form 10-Q filed August 7, 2007.


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

CUSIP No. 40425J101
--------------------------------------------------------------------------------
1.                 Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only)

                   WILLIAM S. MOSAKOWSKI
--------------------------------------------------------------------------------
2.                 Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                        _
                   (a) [_]

                   (b) [x]
--------------------------------------------------------------------------------
3.                 SEC Use Only

--------------------------------------------------------------------------------
4.                 Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------
5.                 Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)
                    _
                   [_]
--------------------------------------------------------------------------------
6.                 Citizenship or Place of Organization
                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
Number of          7.    0             Sole Voting Power
                   -------------------------------------------------------------
Shares Bene-       8.    749,800       Shared Voting Power
                   -------------------------------------------------------------
ficially Owned     9.    0             Sole Dispositive Power
                   -------------------------------------------------------------
by Each Reporting
Person With        10.   749,800       Shared Dispositive Power
--------------------------------------------------------------------------------
11.                Aggregate Amount Beneficially Owned by Each Reporting Person:
                   749,800
--------------------------------------------------------------------------------
12.                Check  if  the  Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.                Percent of Class Represented by Amount in Row (11): 3.2% (SEE
                   NOTE 1)
--------------------------------------------------------------------------------
14.                Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

NOTE 1: This percentage assumes 23,581,243 shares of common stock outstanding as of August 7, 2007, as disclosed in the Company's most recent Quarterly Report on Form 10-Q filed August 7, 2007.

CUSIP No. 40425J101

ITEM 1. SECURITY AND ISSUER

This Amended Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share, of HMS Holdings Corp., a New York corporation (the "Company"). The address of the Company's principal executive office is 401 Park Avenue South, New York, NY 10016.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is being filed jointly by Public Consulting Group, Inc. ("PCG") and William S. Mosakowski, in his capacity as the President, Chief Executive Officer, controlling stockholder and member of the Board of Directors of PCG. PCG is a corporation organized under the laws of the Commonwealth of Massachusetts. Mr. Mosakowski and PCG are each referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

The executive officers of PCG are Mr. Mosakowski (President and Chief Executive Officer) and Daniel T. Heaney (Chief Financial Officer). The Board of Directors of PCG consists of Mr. Mosakowski, Stephen Skinner, T. McLean Brown, Marc H. Fenton, and Benjamin Bobo.

(b) The business address of the Reporting Persons and the other individuals listed in Item 2(a) above (collectively, the "Item 2 Persons") is 148 State Street, Tenth Floor, Boston, Massachusetts 02109.

(c) PCG is a management consulting firm offering public policy development, service delivery and design, rate setting, cost accounting, revenue maximization, financial management, operations improvement, planning, strategy implementation and other management advisory services to government and private health and human service providers. As described in Item 2(a), Mr. Mosakowski is the President and Chief Executive Officer of PCG.

(d) During the last five years, none of the Item 2 Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Item 2 Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Mosakowski, Heaney, Skinner, Brown, Fenton, and Bobo are citizens of the United States.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) On September 14, 2007, PCG sold 1,000,000 shares of the Company's common stock pursuant to a registration statement on Form S-3 that was declared effective on February 21, 2007. Consequently, as of the date of this filing, PCG owns 749,800 shares of the Company's common stock, par value $0.01 per share, which represents approximately 3.2% of the Company's outstanding shares of common stock. This percentage assumes 23,581,243 shares of common stock outstanding as of August 7, 2007, as disclosed in the Company's most recent Quarterly Report on Form 10-Q filed August 7, 2007. Because PCG no longer owns more than five percent of any class of securities issued by the Company, PCG is not required to amend this filing unless it hereafter becomes the beneficial owner of more than five percent of such a class of securities.

Messrs. Mosakowski, Heaney, Skinner, Brown, and Fenton do not own of record any shares of the Company's common stock ("Common Stock"). As described more fully in Item 5(b) below, Mr. Bobo owns of record 20,000 shares of the Company's Common Stock, which shares are not included in the Shares reported in Items 7 and 10 above. Messrs. Mosakowski and Heaney, as officers of PCG, Messrs. Mosakowski, Skinner, and Brown, as significant shareholders of PCG, and Messrs. Mosakowski, Skinner, Brown, Fenton, and Bobo, as members of PCG's Board of Directors, may be deemed to beneficially own shares of Common Stock beneficially owned by PCG. Except to the extent of his interest as an officer, stockholder, or member of the Board of Directors, each of Messrs. Mosakowski, Heaney, Skinner, Brown, Fenton, and Bobo expressly disclaims such beneficial ownership, and the filing of this statement shall not be construed as an admission that such person is the beneficial owner of the Shares owned by PCG and covered by this Statement. PCG and each of Messrs. Mosakowski, Heaney, Skinner, Brown, and Fenton expressly disclaims beneficial ownership of the shares of Common Stock owned of record by Mr. Bobo, and the filing of this statement shall not be construed as an admission that such person is the beneficial owner of such shares.

(b) PCG has the sole power to vote or direct the vote, and to dispose or direct the disposition of the Shares. By virtue of the facts described in Item 5(a) above, Messrs. Mosakowski, Heaney, Skinner, Brown, Fenton, and Bobo may be deemed to share in the indirect power to vote and direct the disposition of the Shares. Mr. Bobo has the sole power to vote or direct the vote, and to dispose or direct the disposition of 20,000 shares of the Company's Common Stock.

(c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

(d) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 19, 2007

                                     PUBLIC CONSULTING GROUP, INC.



                                     By:   /s/ William S. Mosakowski
                                           -------------------------------------
                                           William S. Mosakowski
                                           President and Chief Executive Officer


                                     /s/ William S. Mosakowski
                                     -------------------------------------------
                                     William S. Mosakowski






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